                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 001-05057


PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 15, 1994)

$125,000,000

[LOGO] BOISE CASCADE CORP

7.35% DEBENTURES DUE 2016

Interest on the Debentures is payable semi-annually on February 1 and August 1 of each year, commencing August 1, 1996, and the Debentures will mature on February 1, 2016. The Debentures are not redeemable prior to maturity and will not be entitled to any sinking fund. The Debentures will be represented by one or more global Debentures registered in the name of the nominee of The Depository Trust Company, which will act as Depositary. Interests in the Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described under "Description of Debentures," owners of beneficial interests in the global Debentures will not be considered the Holders thereof and will not be entitled to receive any delivery of Debentures in definitive form. Settlement for the Debentures will be made in immediately available funds. The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity and secondary market trading activity in the Debentures will therefore settle in immediately available funds. See "Description of Debentures."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                           PRICE TO         UNDERWRITING   PROCEEDS TO
                                           PUBLIC (1)       DISCOUNT       COMPANY (1)(2)
 Per Debenture...........................  99.914%          .875%          99.039%
 Total...................................  $124,892,500     $1,093,750     $123,798,750

--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from January 24, 1996.
(2) Before deduction of expenses payable by the Company, estimated at $125,000.

The Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Debentures will be made in book-entry form only through the facilities of The Depository Trust Company, on or about January 24, 1996.

SALOMON BROTHERS INC
                GOLDMAN, SACHS & CO.
                               LAZARD FRERES & CO. LLC
                                                     J.P. MORGAN SECURITIES INC.

The date of this Prospectus Supplement is January 19, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         SELECTED FINANCIAL INFORMATION

  The following selected financial information should be read in conjunction with the Company's audited consolidated financial statements included in the Company's 1994 Form 10-K, and unaudited condensed financial statements included in the Company's Form 10-Qs for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995, each of which is incorporated by reference in the Prospectus. See "Recent Developments."

                                       YEAR ENDED OR AS OF DECEMBER 31,
                                    ------------------------------------------
                                       1995      1994    1993    1992    1991
                                    ----------- ------  ------  ------  ------
                                    (UNAUDITED)          (AUDITED)
                                    ----------- ------------------------------
                                      (DOLLAR AMOUNTS, EXCEPT PER SHARE,
                                            EXPRESSED IN MILLIONS)
INCOME STATEMENT DATA:
 Sales.............................   $5,074    $4,140  $3,958  $3,716  $3,950
 Income (loss) before income taxes
  and minority interest............      589       (65)   (126)   (253)   (128)
 Net income (loss).................      352       (63)    (77)   (227)    (79)
 Net income (loss) per common
  share(1)
  Primary..........................     5.93     (3.08)  (3.17)  (6.73)  (2.46)
  Fully diluted....................     5.39     (3.08)  (3.17)  (6.73)  (2.46)
BALANCE SHEET DATA:
 Total assets......................    4,656     4,294   4,513   4,560   4,729
 Working capital...................      543       260     199     116     282
 Long-term debt....................    1,579     1,856   1,840   1,942   2,191
 Total debt........................    1,617     1,971   2,016   2,190   2,291
 Shareholders' equity..............    1,694     1,365   1,505   1,358   1,448
Ratio of earnings to fixed charges
 (unaudited)(2)....................     4.18       N/M     N/M     N/M     N/M

--------
 (1) The computation of fully diluted net loss per share for the years ended December 31, 1994 through 1991 was antidilutive; therefore, the amounts reported for primary and fully diluted net loss are the same.
 (2) In computing the ratio of earnings to fixed charges, earnings (losses) represent income (loss) before income taxes and minority interest and are net of undistributed earnings or losses of less than 50% owned affiliates and fixed charges (excluding guarantee of interest in ESOP debt and capitalized interest). Fixed charges consist of interest expense, including guarantee of interest on ESOP debt, capitalized interest, and the portion of rentals deemed representative of the interest factor. Earnings before fixed charges were inadequate to cover total fixed charges by $88,207,000, $150,756,000, $281,981,000, and $160,786,000 for the years ended December
    31, 1994, 1993, 1992, and 1991, respectively.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Debentures will be used to repay a portion of the Company's borrowings under its principal revolving credit agreement, which has a revolving term which extends to June 30, 2000 or to repay short-term borrowings or both, and for general corporate purposes. Pending such application, the net proceeds may be invested in short-term securities. As of January 17, 1996, the Company's borrowings under its principal revolving credit agreement were $185 million and bore interest at a weighted average rate of 6.3 percent per annum, and short-term notes payable by the Company were $61 million with a weighted average interest rate per annum of
6.2 percent and an average maturity of 4.2 days. From time to time, the Company may engage in additional financings in amounts and of a character to be determined in light of market conditions and other factors.

                              RECENT DEVELOPMENTS

RESULTS OF OPERATIONS

  On January 17, 1996, the Company announced net income for the fourth quarter of 1995 of $70.4 million and net income of $351.9 million for all of 1995. These results include a fourth-quarter 1995 pre-tax charge of $74.9 million attributable primarily to the revaluation of assets at the Company's pulp and paper mill at Vancouver, Washington. The Company is conducting a study to determine the mill's ultimate operating configuration. In addition, the fourth-quarter results included a pre-tax gain of $68.9 million from the sale of the Company's remaining interest in Rainy River Forest Products Inc. ("Rainy River").

  Excluding nonrecurring gains and charges, the Company earned $336.8 million in 1995 compared with a loss of $35.6 million in 1994. Full-year sales were $5.1 billion in 1995 and $4.1 billion in 1994.

PAPER MARKET CONDITIONS

  The slowdown in the demand for certain of the Company's paper products experienced during the third and fourth quarters of 1995 appears to be continuing into 1996. During the fourth quarter of 1995, the Company took 63,000 tons of market-related downtime in certain of its paper grades in response to the excessive customer inventories. For example, higher-than-normal inventories of uncoated free sheet papers, the Company's most important grade, developed during the first half of 1995, as customers sought to hedge against rapidly rising prices. Since then, sales of uncoated free sheet papers have slowed, as customers work off their unusually large inventories.

  The Company expects to take further market-related downtime in the manufacture of most of its paper grades in the first half of 1996, and prices for most grades have softened. The Company believes that paper inventories will normalize as the year progresses, setting the stage for the resumption of higher levels of production and firmer pricing.

SECURITIES PURCHASES

  During 1995, the Company reduced its total debt by $354 million to $1.62 billion at year-end, compared with $1.97 billion at the end of 1994. This debt reduction included the repayment of short-term borrowings, redemption of all $100 million of its 9 5/8% notes due in 1998, redemption of all $76 million of its 7% convertible subordinated debentures, as well as open market purchases of $85 million principal amount of its other outstanding public debt securities.

  On October 16, 1995, the Company announced its intent to purchase up to 4.3 million shares of its common stock or common stock equivalents over 12 to 18 months depending on market conditions, the Company's cash flow, and other corporate considerations. As of December 31, 1995, the Company had repurchased 444,000 shares of its common stock under this program.

DIVESTITURES, ACQUISITIONS, AND EXPANSION

 Rainy River Forest Products Divestiture

  On November 1, 1995, the merger of Rainy River and Stone-Consolidated Corporation, a Canadian pulp and paper company ("Stone-Consolidated"), was completed. Boise Cascade held approximately 60% of the total equity in Rainy River. As a result of this transaction, the Company received approximately $183 million and it now holds 6.6 million shares of Stone-Consolidated's common stock, representing 6.4% of Stone-Consolidated's outstanding common stock, and
2.8 million shares of Stone-Consolidated's redeemable preferred stock.

 Boise Cascade Office Products Corporation Acquisitions

  The Company's 81.5%-owned subsidiary, Boise Cascade Office Products Corporation ("BCOP"), is implementing a multi-faceted strategy for growth. One aspect of this strategy is to expand through acquisitions. During 1995, BCOP acquired ten office supply distribution businesses. The annual sales of the businesses acquired during 1995 were approximately $235 million at the time of announcement. In addition, BCOP has announced that it will acquire Grand & Toy Ltd., a national office products distributor in Canada, for about $104 million and two additional contract stationer businesses in the United States. The annual sales of these three businesses at the time of announcement were approximately $281 million.

  BCOP is funding these office products business acquisitions through its common stock offering in April 1995, operating cash flow, issuance of additional equity securities, and borrowings under its $225 million revolving credit facility. The Company expects that BCOP will continue to fund its acquisition programs from its own sources.

 Jackson, Alabama, Expansion

  On October 16, 1995, the Company announced its intent to form a joint venture with Companhia Suzano de Papel e Celulose, a Brazilian pulp and paper producer, to acquire, operate, and expand the Company's pulp and paper mill, timberlands, and waste paper recycling plant in Jackson, Alabama. The Company is expected to own 50% of the joint venture. Discussions and documentation for the transaction continue; however, even if a final agreement is not reached between the parties, the Company will complete the expansion of the mill including construction of a new uncoated free sheet paper machine, which represents a $290 million capital investment. This new machine is expected to begin production in the second quarter of 1997.

 OSB Plant

  On November 15, 1995, the Company announced that it had formed a joint venture to build a plant in Ontario, Canada, to produce approximately 400 million square feet of oriented strand board (OSB) annually. The Company owns approximately 47% of the joint venture and will manage the construction and operations of the plant which is expected to start up in mid-1997. The financing for the project is without recourse to the Company.

                             CAPITALIZATION SUMMARY

  The following table sets forth a summary of the consolidated capitalization of Boise Cascade Corporation as of December 31, 1995.

                                                                       AS OF
                                                                    DECEMBER 31,
                                                                        1995
                                                                    (UNAUDITED)
                                                                    ------------
                                                                     (EXPRESSED
                                                                         IN
                                                                     THOUSANDS)
Short-term debt
  Notes payable...................................................   $   17,000
  Current portion of long-term debt...............................       20,778
                                                                     ----------
     Total short-term debt........................................   $   37,778
                                                                     ==========
Long-term debt
  7.375% notes, due in 1997.......................................   $   66,691
  10.125% notes, due in 1997......................................       97,786
  9.9% notes, due in 2000.........................................       99,769
  9.875% notes, due in 2001.......................................      100,000
  9.85% notes, due in 2002........................................      125,000
  9.45% debentures, due in 2009...................................      149,689
  Medium term notes, Series A, with interest rates averaging 8.8%,
   due in varying amounts through 2013(1).........................      269,405
  Revenue bonds, and other indebtedness with interest rates aver-
   aging 6.5%, due in varying amounts annually through 2024(1)....      270,271
  American & Foreign Power Company Inc. 5% debentures, due in
   2030...........................................................       22,002
  Revolving credit borrowings, with interest rates averaging            185,000
   6.3%(1)........................................................   ----------
                                                                      1,385,613
                                                                     ----------
  Less current portion............................................      (20,778)
  Guarantee of 8.5% ESOP debt.....................................      213,934
                                                                     ----------
     Total long-term debt.........................................    1,578,769
                                                                     ----------
Minority Interest.................................................       67,783
                                                                     ----------
Shareholders' equity
  Preferred stock Series D ESOP...................................      275,300
  Deferred ESOP benefit...........................................     (213,934)
  Preferred stock Series F........................................      111,043
  Preferred stock Series G........................................      176,404
  Common stock....................................................      119,400
  Additional paid-in capital......................................      205,107
  Retained earnings...............................................    1,021,118
                                                                     ----------
     Total shareholders' equity...................................    1,694,438
                                                                     ----------
     Total capitalization.........................................   $3,340,990
                                                                     ==========

--------
 (1) Average interest rates apply to actual indebtedness outstanding at December 31, 1995.

                           DESCRIPTION OF DEBENTURES

  The following description of the particular terms of the Debentures offered hereby (referred to in the accompanying Prospectus as the "Offered Securities") supplements the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

  As of September 2, 1994, First Trust of New York, National Association, became the successor Trustee under the Indenture. The Company conducts banking transactions with affiliates of the Trustee in the normal course of the Company's business and uses the Trustee or its affiliates as trustee for various debt issues.

GENERAL

  The Debentures will be unsecured and unsubordinated obligations of the Company, will be limited to $125 million aggregate principal amount, and will mature on February 1, 2016. Each Debenture will bear interest from January 24, 1996, at the rate per annum shown on the front cover of this Prospectus Supplement, payable semiannually on February 1 and August 1 of each year, commencing August 1, 1996, to the person in whose name the Debenture is registered at the close of business on the preceding January 15 or July 15, respectively. The Debentures will not be redeemable prior to maturity and will not have the benefit of any sinking fund.

BOOK-ENTRY SYSTEM

  The Debentures will be issued in the form of one or more fully registered global debentures (collectively, the "Global Debentures") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"), and registered in the name of the Depositary's nominee. Except as set forth in the Prospectus, the Global Debentures may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. See "Description of Debt Securities--Book Entry System" in the Prospectus.

  Settlement for the Debentures will be made in immediately available funds. The Debentures will be in the Same-Day Funds Settlement System of the Depositary, and secondary market trading in the Debentures will be settled in immediately available funds.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Terms Agreement dated January 19, 1996 which incorporates by reference the Underwriting Agreement standard provisions filed as an exhibit to the Company's Registration Statement relating to the Debentures (the "Terms Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Debentures set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
   NAME                                                          OF DEBENTURES
   ----                                                         ----------------
   Salomon Brothers Inc........................................   $ 31,250,000
   Goldman, Sachs & Co. .......................................     31,250,000
   Lazard Freres & Co. LLC.....................................     31,250,000
   J.P. Morgan Securities Inc. ................................     31,250,000
                                                                  ------------
         Total.................................................   $125,000,000
                                                                  ============

  In the Terms Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Debentures offered hereby if any Debentures are purchased. In the event of default by any Underwriter, the Terms Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Terms Agreement may be terminated. The Company has been advised by the Underwriters that the several Underwriters propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .500% of the principal amount of the Debentures. Underwriters may allow and such dealers may reallow a concession not in excess of .250% of such principal amount. After the initial public offering, the public offering price and such concession may be changed.

  The Debentures will be a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to make a market in the Debentures, but the Underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  The Terms Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

  Certain of the Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., an underwriter of the Debentures, is a lender under both the credit facility and short-term notes to be repaid in part with the proceeds of the sale of the Debentures hereby. Accordingly, this offering of the Debentures is being made in accordance with Section 44(c)(8) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. J.P. Morgan Securities Inc. is participating in this offering on the same terms as the other underwriters and will not receive any benefit in connection with this offering other than customary managing, underwriting and selling fees.

                             VALIDITY OF DEBENTURES

  The validity of the Debentures offered hereby will be passed upon for the Company by John W. Holleran, Vice President and General Counsel of the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of December 31, 1995, Mr. Holleran was the beneficial owner of 997 shares of the Company's common stock and 632 shares of the Company's Convertible Preferred Stock, Series D, in the Employee Stock Option Plan. Mr. Holleran holds options to purchase shares of the Company's common stock under a Company stock option plan.

                                    EXPERTS

  The audited consolidated financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, which has been incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto dated January 30, 1995, and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                           BOISE CASCADE CORPORATION

                               ----------------

                                DEBT SECURITIES

                               ----------------

  Boise Cascade Corporation ("Company") may offer from time to time debt securities consisting of debentures, notes, or other unsecured evidences of indebtedness in one or more series ("Debt Securities") for issuance and sale at an aggregate initial offering price not to exceed $420,400,000 (or, if the Debt Securities are denominated or payable in a foreign or composite currency or currencies, or in amounts determined by reference to an index, the equivalent thereof at the time of the offering) on terms determined in light of market conditions at the time of sale. The Debt Securities may be sold directly, through agents designated from time to time, to or through underwriting syndicates led by one or more managing underwriters, or to or through one or more underwriters acting alone. If any agents of the Company, or any underwriters, are involved in the sale of the Offered Securities (as defined below), the name of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement.

                               ----------------

  When a particular series of Debt Securities is offered, a supplement to this Prospectus ("Prospectus Supplement") will be delivered together with this Prospectus. The Prospectus Supplement will set forth, as applicable with respect to the Debt Securities being offered ("Offered Securities"): the aggregate principal amount; maturity; authorized denominations; interest rate or rates (which may be fixed or variable) and time of payment of interest, if any; initial public offering price or purchase price; any terms for redemption or early repayment; the currency or currencies (including composite currencies) in which the Offered Securities are denominated or payable, if other than U.S. dollars; any other special terms; and the names of the underwriters, dealers, or agents, if any, for the Offered Securities, together with the terms of offering of the Offered Securities. Any underwriters, dealers, or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933.

  The Offered Securities will be represented by one or more Global Securities (collectively, the "Global Securities") registered in the name of a nominee of The Depository Trust Company, as Depositary. Interests in Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in "Description of Debt Securities--Book-Entry System," owners of beneficial interests in the Global Securities will not be entitled to receive Offered Securities in definitive form and will not be considered the holders thereof.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURI-
   TIES AND  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION PASSED
    UPON THE  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
      TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is July 15, 1994.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the public reference facilities in the Commission's Regional Offices in New York (Seven World Trade Center, New York, New York 10048) and in Chicago (Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661). Copies of such materials can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, Washington, D.C. 20549. Such materials also can be inspected at the offices of The New York Stock Exchange (20 Broad Street, New York, New York 10005), the Chicago Stock Exchange (120 South LaSalle Street, Chicago, Illinois 60605), and the Pacific Stock Exchange (301 Pine Street, San Francisco, California 94104).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (File No. 1-5057) are incorporated in this Prospectus by reference: (1) annual report on Form 10-K for the year ended December 31, 1993 ("Form 10-K"); (2) quarterly report on Form 10-Q for the quarter ended March 31, 1994; and (3) the current report on Form 8-K filed June 1, 1994.

  All documents filed by the Company pursuant to sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document deemed to be incorporated herein or contained in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such written or oral request should be directed to Boise Cascade Corporation, One Jefferson Square, P.O. Box 50, Boise, Idaho 83728-0001, Attention: Investor Relations Department, (208) 384-6390.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  THE COMPANY

  Boise Cascade Corporation is an integrated forest products company headquartered in Boise, Idaho, with operations located primarily in the United States and Canada. The Company manufactures and distributes paper and paper products, office products, and building products and owns and manages timberland to support these operations.

  The Company maintains its corporate headquarters at One Jefferson Square, P.O. Box 50, Boise, Idaho 83728-0001. Its telephone number is (208) 384-6161. The terms "Boise Cascade" and "Company" refer, unless the context otherwise requires, to Boise Cascade Corporation and its consolidated subsidiaries.

                                USE OF PROCEEDS

  Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the Company's general funds and will be used to reduce or repay the Company's indebtedness and for other corporate purposes. The Company anticipates that it may incur from time to time additional indebtedness for working capital, capital investment, and other general corporate purposes.

                         SELECTED FINANCIAL INFORMATION

  The following selected financial information of the Company, with respect to the years 1989 through 1993, has been derived from the audited consolidated financial statements and other information contained in the Form 10-K; with respect to those years, this information should be read in conjunction with the consolidated financial statements and related notes contained in the Form 10-K. The selected financial information, with respect to the three-month periods ended March 31, 1993, and 1994, has been derived from the unaudited condensed consolidated financial information contained in Form 10-Q. This information should also be read in conjunction with the Company's quarterly reports on Form 10-Q incorporated by reference into this Prospectus.

                                                                THREE MONTHS
                                                                    ENDED
                                YEAR ENDED DECEMBER 31            MARCH 31
                                      (AUDITED)                  (UNAUDITED)
                          ------------------------------------  --------------
                           1989   1990   1991    1992    1993    1993    1994
                          ------ ------ ------  ------  ------  ------  ------
                                    (DOLLAR AMOUNTS, EXCEPT PER-
                                   SHARE, EXPRESSED IN MILLIONS)
Sales...................  $4,338 $4,186 $3,950  $3,716  $3,958  $  984  $1,014
                          ====== ====== ======  ======  ======  ======  ======
Income (loss) before in-
 come taxes.............  $  437 $  121 $ (128) $ (253) $ (125) $  (20) $  (63)
                          ====== ====== ======  ======  ======  ======  ======
Income (loss) before ac-
 counting change........  $  268 $   75 $  (79) $ (154) $  (77) $  (12) $  (38)
Effect of accounting
 change, net of
 tax(/1/)...............     --     --     --      (73)    --      --      --
Net income (loss).......  $  268 $   75 $  (79) $ (227) $  (77) $  (12) $  (38)
                          ====== ====== ======  ======  ======  ======  ======
Net income (loss) per
 common share
 Primary
  Income (loss) before
   accounting change....  $ 6.19 $ 1.62 $(2.46) $(4.79) $(3.17) $ (.56) $(1.35)
  Effect of accounting
   change, net of tax...     --     --     --    (1.94)    --      --      --
                          ------ ------ ------  ------  ------  ------  ------
                          $ 6.19 $ 1.62 $(2.46) $(6.73) $(3.17) $ (.56) $(1.35)
                          ====== ====== ======  ======  ======  ======  ======
 Fully diluted(/2/)
  Income (loss) before
   accounting change....  $ 5.70 $ 1.62 $(2.46) $(4.79) $(3.17) $ (.56) $(1.35)
  Effect of accounting
   change, net of tax...     --     --     --    (1.94)    --      --      --
                          ------ ------ ------  ------  ------  ------  ------
                          $ 5.70 $ 1.62 $(2.46) $(6.73) $(3.17) $ (.56) $(1.35)
                          ====== ====== ======  ======  ======  ======  ======
Ratio of earnings (loss-
 es) to fixed
 charges(/3/)...........    4.16   1.35    --      --      --      --      --
                          ====== ====== ======  ======  ======  ======  ======

--------
  (1) Includes a one-time noncash charge for the adoption of Financial Accounting Standards Board requirements to accrue postretirement benefits other than pensions.

  (2) Primary and fully diluted amounts are the same in all years except in 1989 because the computation of fully diluted net income (loss) per common share was antidilutive.

  (3) Total fixed charges exceeded total earnings (losses) from operations before fixed charges by $160,786,000, $281,981,000, and $150,756,000 for the
years ended December 31, 1991, 1992, and 1993, and $27,228,000 and $69,391,000
for the three-month periods ended March 31, 1993, and 1994.

                         DESCRIPTION OF DEBT SECURITIES

  The Debt Securities offered hereby are to be issued under an Indenture ("Indenture") dated as of October 1, 1985, as amended as of December 20, 1989, and August 1, 1990, between the Company and Morgan Guaranty Trust Company of New York, Trustee ("Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The statements under this caption are brief summaries of certain provisions of the Indenture; they do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Whenever particular sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, it is intended that such sections or defined terms shall be incorporated by reference. The term "Securities", as used under this caption, refers to all Securities which may be issued under the Indenture and includes the Debt Securities.

  Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities will be described in the Prospectus Supplement for those Debt Securities.

  The following sets forth certain general terms and provisions of the Debt Securities offered hereby.

GENERAL

  The Indenture does not limit the amount of Securities which can be issued thereunder. As of the date of this Prospectus, $1,129,600,000 principal amount of Securities have been issued and are outstanding under the Indenture. In addition to the Debt Securities, other Securities may be issued under the Indenture, if and when authorized by the Company. The Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured unsubordinated indebtedness of the Company.

  The applicable Prospectus Supplement will describe the following terms of the Offered Securities: (1) the title of the Offered Securities; (2) any limit upon the aggregate principal amount of the Offered Securities; (3) the date or dates on which the principal of the Offered Securities is payable; (4) the rate or rates at which the Offered Securities shall bear interest, if any, and the date or dates from which such interest shall accrue; (5) the dates on which such interest, if any, on the Offered Securities shall be payable and the regular record dates for such interest payment dates; (6) the price or prices at which, the period or periods within which, and the terms and conditions upon which the Offered Securities may be redeemed, in whole or in part, at the option of the Company; (7) the obligation, if any, of the Company to redeem or purchase the Offered Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which the Offered Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (8) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (9) if the provisions relating to Satisfaction, Discharge, and Defeasance Prior to Maturity or Redemption are not applicable to the offered Securities; (10) if other than United States Dollars, the currency or currencies, which may be a composite currency such as the European Currency Unit, of payment of principal of and any premium and interest on the Offered Securities; (11) the manner in which the amount of payments of principal of and any premium and interest on the Offered Securities is to be determined if such determination is to be made with reference to an index; and (12) any other terms of the Offered Securities.

  Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their stated principal amount. Special United States Federal income tax consequences and other considerations applicable to Securities issued at an original issue discount, including Original Issue Discount Securities, and special United States Federal income tax considerations and other considerations applicable to any Offered Securities which are denominated in a currency or currency unit other than United States dollars will be described in the Prospectus Supplement relating thereto. (Section 301)

BOOK-ENTRY SYSTEM

  The Offered Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

  The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

  Upon the issuance of the Global Securities, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Offered Securities represented by such Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Securities will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the Global Securities). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Securities.

  So long as the Depositary, or its nominee, is the registered holder and owner of the Global Securities, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Offered Securities for all purposes of such Offered Securities and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Securities will not be entitled to have the Offered Securities represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Securities in definitive form and will not be considered to be the owners or holders of any Offered Securities under the Indenture or the Global Securities. Accordingly, each person owning a beneficial interest in the Global Securities must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder of Offered Securities under the Indenture or the Global Securities. The Indenture provides that the Depositary may grant proxies and otherwise authorize participants to take any action which the Depositary, as the holder of the Global Securities, is entitled to take under the Indenture or the Global Securities. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Offered Securities or an owner of a beneficial interest in the Global Securities desires to take any action that the Depositary, as the holder of the Global Securities, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal of and interest on Offered Securities represented by the Global Securities registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Securities.

  The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Securities, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Securities as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Securities for any Offered Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Securities owning through such participants.

  Unless and until they are exchanged in whole or in part for certificated Offered Securities in definitive form, the Global Securities may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

  The Offered Securities represented by the Global Securities are exchangeable for certificated Offered Securities in definitive form of like tenor as such Offered Securities in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Securities or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (ii) the Company in its discretion at any time determines not to have all of the Offered Securities represented by the Global Securities and notifies the Trustee thereof, or (iii) an Event of Default has occurred and is continuing with respect to the Offered Securities. Any Offered Securities that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Offered Securities issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Securities are not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

CERTAIN COVENANTS OF THE COMPANY

 Certain Definitions Applicable to Covenants

  "Attributable Debt" is defined to mean the total net amount of rent required to be paid during the remaining primary term of any particular lease under which any person is at the time liable, discounted at the rate per annum equal to the weighted average interest rate borne by the Securities. (Section 101)

  "Consolidated Net Tangible Assets" is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all liabilities, other than deferred income taxes, Funded Debt, and shareholders' equity and (2) all goodwill, trade names, trademarks, patents, organization expenses, and other like intangibles of the Company and its consolidated subsidiaries. (Section 101)

  "Funded Debt" is defined as (1) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower and
(2) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles. (Section 101)

  "Principal Property" is defined to mean (1) any mill, converting plant, manufacturing plant, or other facility owned by the Company or any Restricted Subsidiary of the Company which is located within the present 50 states of the United States and the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 3% of Consolidated Net Tangible Assets and (2) Timberlands, in each case other than properties or any portion of a particular property which in the opinion of the Board of Directors is not of material importance to the Company's business or other than minerals or mineral rights. (Section 101)

  "Restricted Subsidiary" is defined to mean a Subsidiary of the Company substantially all the property of which is located, or substantially all of the business of which is carried on, within the present 50 states of the United States and which owns a Principal Property, excluding however a Subsidiary of the Company which is primarily engaged in the development and sale or financing of real property. (Section 101)

  "Subsidiary" of the Company is defined to mean a corporation more than 50% of the voting stock of which is, directly or indirectly, owned by the Company, one or more Subsidiaries of the Company, or the Company and one or more Subsidiaries. (Section 101)

RESTRICTIONS ON SECURED DEBT

  Neither the Company nor any Restricted Subsidiary shall incur, issue, assume, or guarantee any loans, whether or not evidenced by any evidence of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge, or lien ("Mortgage") on any Principal Property of the Company or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, unless the Company secures or causes such Restricted Subsidiary to secure the Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, unless the aggregate amount of all such secured Debt, together with all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Tangible Assets. The above restriction does not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (1) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary; (2) Mortgages in favor of the Company or a Restricted Subsidiary; (3) Mortgages in favor of governmental bodies to secure progress or advance payments; (4) Mortgages on property, shares of Capital Stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), and purchase money and construction Mortgages which are entered into within specified time limits;
(5) Mortgages securing industrial revenue or pollution control bonds; (6) Mortgages on Timberlands or in connection with arrangements under which the Company or any Restricted Subsidiary is obligated to cut or pay for timber; or
(7) any extension, renewal, or refunding of any Mortgage referred to in the foregoing clauses (1) through (6) inclusive. (Section 1004)

 Restrictions on Sales and Leasebacks

  Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to such transaction plus all secured Debt (with the exception of secured Debt which is excluded as described in "Restrictions on Secured Debt" above) would not exceed 10% of Consolidated Net Tangible Assets.

  This restriction does not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if (1) the lease is for a period, including renewal rights, not in excess of three years; (2) the sale or transfer of the Principal Property is made within a specified period after its acquisition or construction; (3) the lease secures or relates to industrial revenue or pollution control bonds; (4) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; or (5) the Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary, or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased, an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased or (ii) the fair market value of the Principal Property leased. The amount to be applied to the retirement of Funded Debt shall be reduced by
(x) the principal amount of any debentures or notes (including the Securities) of the Company or a Restricted Subsidiary surrendered within 180 days after such sale to the applicable trustee for retirement and cancellation and (y) the principal amount of Funded Debt, other than items referred to in the preceding clause (x), voluntarily retired by the Company or a Restricted Subsidiary within 180 days after such sale. (Section 1005)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of not less than 66 2/3 % in aggregate principal amount of the outstanding Securities of each series issued under the Indenture which are affected by the modification or amendment; provided however that no such modification or amendment may, without the consent of the Holder of each Security affected thereby, (1) change the Stated Maturity of the principal of or any installment of the principal of or interest, if any, on any such Security; (2) reduce the principal amount of, the rate of interest, if any, on or any premium payable upon the redemption of, any such Security; (3) reduce the principal amount due upon acceleration of the maturity of an Original Issue Discount Security; (4) change the place or currency of payment of principal (or premium, if any) or interest, if any, on any such Security; (5) impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity or Redemption Date of such Security; (6) reduce the above-stated percentage in principal amount of Securities of any series the consent of whose Holders is necessary to modify or amend the Indenture; or (7) modify the foregoing requirements or reduce the percentage of Outstanding Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences. (Section 902)

  The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008)

SATISFACTION, DISCHARGE, AND DEFEASANCE PRIOR TO MATURITY OR REDEMPTION

 Defeasance of any Series

  If the Company shall deposit with the Trustee, in trust, at or before maturity or redemption of the Outstanding Securities of any series, lawful money or direct obligations of the United States of America or obligations the principal of and interest on which are guaranteed by the United States of America in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates of such obligations will provide funds sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay when due the principal of (and premium, if any) and each installment of principal of (and premium, if any) and interest on any series of Outstanding Securities at the Stated Maturity of such principal or installment of principal or interest, as the case may be, then the Company may omit to comply with certain of the terms of the Indenture with respect to that series of Securities, including the restrictive covenants described above, and the Events of Default described in clauses (3) and (4) under "Events of Default" below shall not apply. Defeasance of Securities of any series is subject to the satisfaction of certain conditions, including among others (1) the absence of an Event of Default or event which with notice or lapse of time would become an Event of Default at the date of the deposit, (2) the perfection of the Holders' interest in such deposit, and (3) that such deposit will not result in a breach of, or constitute a default under, any instrument by which the Company is bound. (Section 402)

 Satisfaction and Discharge of any Series

  Upon the deposit of money or securities as contemplated in the preceding paragraph and the satisfaction of certain other conditions, the Company may also omit to comply with its obligation duly and punctually to pay the principal of (and premium, if any) and interest on a particular series of Securities, and any Events of Default with respect thereto shall not apply, and thereafter, the Holders of Securities of such series shall be entitled only to payment out of the money or securities deposited with the Trustee. Such conditions include among others (1) except in certain limited circumstances involving a deposit made within one year of maturity or redemption, (i) the absence of an Event of Default or event which, with notice or lapse of time, would become an Event of Default at the date of deposit or on the 91st day thereafter and (ii) the delivery to the Trustee by the Company of an Opinion of Counsel of a nationally recognized tax counsel to the effect that Holders of the Securities of such series will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit and the satisfaction, discharge, and defeasance and will be subject to federal income tax in the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (2) the receipt by the Company of an Opinion of Counsel to the effect that such satisfaction and discharge will not result in a violation of the rules of any nationally recognized securities exchange on which Securities of that series are listed. (Section 401)

 Federal Income Tax Consequences

  Under current federal income tax law, the deposit and defeasance described above under "Defeasance of any Series" will not result in a taxable event to any Holder of Securities or otherwise affect the federal income tax consequences of an investment in Securities of any series.

  The Federal income tax treatment of the deposit and defeasance described above under "Satisfaction and Discharge of any Series" is not clear. A deposit and defeasance is likely to be treated as a taxable exchange of such Securities for beneficial interests in the trust consisting of the deposited money or securities. In that event, a Holder of Securities would be required to recognize gain or loss equal to the difference between the Holder's adjusted basis for the Securities and the fair market value of the Holder's beneficial interest in such trust. Thereafter, such Holder would be required to include in income a share of the income, gain, and loss of the trust. As described above, except in certain limited circumstances involving a deposit made within one year of maturity or redemption, it is a condition to such a deposit and defeasance that the Company obtain an opinion of tax counsel to the effect that such deposit and defeasance will not alter the Holders' tax consequences that would have been applicable in the absence of the deposit and defeasance. Purchasers of the Debt Securities should consult their own advisers with respect to the tax consequences to them of such deposit and defeasance, including the applicability and effect of tax laws other than federal income tax law.

EVENTS OF DEFAULT

  The Indenture defines an "Event of Default," wherever used therein with respect to any series of Securities, as one or more of the following events:
(1) default in the payment of any interest on any Security of that series for 30 days after becoming due; (2) default in the payment of principal of or any premium on any Security of that series when due; (3) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture for 90 days after notice; (4) involuntary acceleration of the maturity of indebtedness in excess of $5,000,000 for money borrowed by the Company or any of its Restricted Subsidiaries, which acceleration shall not be rescinded or annulled or which indebtedness shall not be discharged, within 10 days after notice; (5) entry of certain court orders which would require the Company or any Restricted Subsidiary to make payments exceeding $1,000,000 and where 60 days have passed since the entry of the order without its having been satisfied or stayed; (6) certain events of bankruptcy, insolvency, or reorganization; and (7) any other Event of Default provided with respect to Securities of that series issued under the Indenture. If any Event of Default described in clauses (1), (2), or (7) shall occur and be continuing, then either the Trustee or the Holders of at least 25% (or if the Securities of the series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) in principal amount of the Outstanding Securities of that series may accelerate the Maturity of the Securities of that series. If an Event of Default described in clauses (3), (4), (5), or (6) above shall occur and be continuing, then either the Trustee or the Holders of at least 25% (or, if any of the Outstanding Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) in principal amount of the Outstanding Securities may accelerate the Maturity of all Outstanding Securities. See "General." (Sections 501 and 502)

  The Indenture provides that the Trustee, within 90 days after the occurrence of a default with respect to any series of Securities, shall give to the Holders of Securities of that series notice of all uncured defaults known to it (the term default to mean the events specified above without grace periods); provided however that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, on any Security of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of Securities of such series. (Section 602)

  The Company is required to furnish to the Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under the Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default. (Section
1006)

  The Holders of a majority in principal amount of the Outstanding Securities of any series affected will have the right, subject to certain limitations, to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series and to waive certain defaults. (Sections 512 and 513)

  The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 601)

  Subject to certain provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses, and liabilities which might be incurred by it in compliance with such request. (Section 603)

MERGER OR CONSOLIDATION

  The Indenture provides that no consolidation or merger of the Company with or into any other corporation and no conveyance or transfer of its property substantially as an entirety to another corporation may be made (1) unless (i) the surviving corporation or acquiring Person shall be a corporation organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia and shall expressly assume the payment of principal and any premium and interest on the Securities and the performance of covenants in the Indenture; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and
(iii) the Company has delivered the required Officers' Certificate and Opinion of Counsel to the Trustee; or (2) if, as a result thereof, any Principal Property of the Company or any Restricted Subsidiary would become subject to a Mortgage which is not expressly excluded from the restrictions or permitted by the provisions of Section 1004 (see "Restrictions on Secured Debt") unless all the Outstanding Securities are secured by a lien upon such Principal Property equal with (or, at the Company's option, prior to) that of the Debt secured by such Mortgage. (Section 801)

CONCERNING THE TRUSTEE

  The Company maintains a deposit account and conducts other banking transactions with the Trustee in the normal course of the Company's business. As of May 31, 1994, the Trustee is the trustee under indentures pursuant to which the Company's 7.375% Notes Due 1997, 10.125% Notes Due 1997, 9.625% Notes Due 1998, 9.90% Notes Due 2000, 9.875% Notes Due 2001, 9.85% Notes Due 2002,
9.45% Debentures Due 2009 and $334,600,000 of Medium-Term Notes, Series A are outstanding.

GOVERNING LAW

  The Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

                              PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to one or more underwriters for public offering and sale by them or may sell Debt Securities to investors directly or through agents. The Prospectus Supplement will describe the method of distribution of the Offered Securities.

  The Offered Securities may be distributed from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. In connection with the sale of Offered Securities, underwriters or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters or agents may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions, or commissions allowed by underwriters to participating dealers will be set forth in the Prospectus Supplement. Underwriters, dealers, and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters or agents and their controlling persons, dealers, and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

  If so indicated in the Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of Offered Securities sold pursuant to Contracts shall be not less or more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. The obligations of any purchaser under any Contract will not be subject to any conditions except (1) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (2) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. The underwriters will not have any responsibility in respect of the validity or performance of the Contracts.

  Each issue of Offered Securities will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

  Certain of the underwriters, and their associates may engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

  The validity of the Offered Securities will be passed upon for the Company by John W. Holleran, Vice President and General Counsel of the Company, and for the underwriters or agents, if any, by Sullivan & Cromwell, New York, New York. As of April 30, 1994, Mr. Holleran was the beneficial owner of 915 shares of the Company's common stock and 477 shares of the Company's Convertible Preferred Stock, Series D, in the Employee Stock Option Plan. Mr. Holleran holds options to purchase shares of the Company's common stock under a Company stock option plan.

                                    EXPERTS

  The audited financial statements and schedules included or incorporated by reference in the Form 10-K, which has been incorporated herein by reference, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports dated January 26, 1994, with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Selected Financial Information............................................. S-2
Use of Proceeds............................................................ S-3
Recent Developments........................................................ S-3
Capitalization Summary..................................................... S-5
Description of Debentures.................................................. S-6
Underwriting............................................................... S-6
Validity of Debentures..................................................... S-7
Experts.................................................................... S-7
                                  PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   3
Use of Proceeds............................................................   3
Selected Financial Information.............................................   4
Description of Debt Securities.............................................   5
Plan of Distribution.......................................................  12
Legal Opinions.............................................................  13
Experts....................................................................  13

                                 $125,000,000

                                 BOISE CASCADE
                                  CORPORATION


                           7.35% DEBENTURES DUE 2016



                                    [LOGO]
                           BOISE CASCADE CORPORATION

                           SALOMON BROTHERS INC

                           GOLDMAN, SACHS & CO.

                           LAZARD FRERES & CO. LLC

                           J.P. MORGAN SECURITIES INC.

                           PROSPECTUS SUPPLEMENT
                           DATED JANUARY 19, 1996